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                                                                      EXHIBIT 99

                     UNITED PARCEL SERVICE OF AMERICA, INC.

                     UPS 1997 EMPLOYEES STOCK PURCHASE PLAN

1. PURPOSE.

     The purpose of this Plan is to allow the participation by certain employees in the Company's success and increase the incentive for such employees to make major contributions to the Company by providing them with the opportunity to acquire equity interests in the Company in the manner contemplated by this Plan.

2. DEFINITIONS.

     As used in this Plan, the following definitions shall apply:

          "BOARD" means the Board of Directors of UPS and, when appropriate, the Executive Committee of the Board of Directors, acting for the Board.

          "CURRENT PRICE" with regard to a share of UPS Common Stock at any time means the price per share at which the Board has most recently authorized UPS to purchase UPS Common Stock from shareowners. In determining the price of a share of UPS Common Stock, the Board may consider a variety of factors, including past and current earnings, earnings estimates, the ratio of UPS Common Stock to debt of UPS, other factors affecting the business and outlook of UPS and general economic conditions, as well as opinions furnished from time to time by investment counselors and other experts. The Board shall not be required to follow any predetermined formula, but rather shall have discretion to exercise its judgment in light of the long-term interests of UPS and its shareowners and the incentive purposes of the Plan. With regard to a share of OPL Common Stock, Current Price at any time means the net book value per share of OPL Common Stock as determined from OPL's most recent audited balance sheet as reported in OPL's most recently published Annual Report mailed to its shareowners or otherwise generally made available to OPL's shareowners.

          "OPL" means Overseas Partners Ltd., a Bermuda corporation.

          "OPL COMMON STOCK" means Common Stock of OPL, par value of $0.10 per share.

          "PLAN" means this UNITED PARCEL SERVICE OF AMERICA, INC. 1997 Employees Stock Purchase Plan, as the same may be amended, modified or supplemented from time to time.

          "SUBSIDIARIES" means any corporation, limited liability company or other business entity more than fifty percent (50%) of whose outstanding voting securities is owned by UPS or by one or more of UPS's other Subsidiaries.

          "UNIT" means one share of UPS Common Stock and one-fourth share of OPL Common Stock.

          "UNIT PRICE" means the sum of the Current Price of one share of UPS Common Stock and the Current Price of one-fourth share of OPL Common Stock.

          "UPS" or "Company" means UNITED PARCEL SERVICE OF AMERICA, INC., a Delaware corporation, and, if applicable, its Subsidiaries.

          "UPS COMMON STOCK" means Common Stock of UPS, par value $0.10 per share.

          "UPS EMPLOYEES STOCK TRUST" means a trust arrangement established by agreements conforming to the trust agreement made as of August, 1995, and all amendments thereto, among certain employees of UPS and First Union National Bank, Philadelphia, PA ("First Union") (formerly First Fidelity Bank, N.A.), as Trustee, or any successor trust arrangement. The current form of UPS Employees Stock Trust shall be provided to an eligible participant under the Plan, without charge, upon his or her oral or written request directed to: Shareowner Relations, United Parcel Service of America,
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     Inc., 55 Glenlake Parkway, NE, Atlanta, Georgia 30328 (404) 828-6000, or
     such other location as UPS may determine from time to time.

          "UPS INCENTIVE PLAN" means that certain incentive plan created by the Board for certain managers and supervisors of UPS, and any other such plans as may be created from time to time by the Board.

          "UPS MANAGERS STOCK PLAN" means the UPS 1997 Managers Stock Purchase Plan created by the Board in 1996 for certain managers and supervisors of UPS, and any other such plans as may be created from time to time by the Board.

          "UPS STOCK OPTION PLAN" means the 1991 stock option plan and 1996 stock option plan created by the Board, and any other such plans as may be created from time to time by the Board.

3. PLAN ADOPTION; TERM; ADMINISTRATION.

     A. This Plan shall become effective upon adoption by the Board and upon the effectiveness of the applicable registration statement registering this offering.

     B. This Plan shall continue for an indefinite period until terminated by UPS pursuant to the terms hereof.

     C. This Plan shall be administered by the Board, a committee of the Board to which the Board may delegate such responsibility from time to time and whose committee members will be appointed by the Board from time to time, or by the applicable employees of a department of UPS (such as, for example, the UPS Shareowner Relations Department) to which the responsibility for administration of the Plan has been assigned from time to time. The Plan shall be administered in such manner as the then applicable administrator may determine from time to time in accordance with the Plan. Eligible participants in the Plan may obtain additional information about the Plan and direct questions concerning the Plan to UPS at: Shareowner Relations, United Parcel Service of America, Inc., 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6000.

4. ELIGIBILITY.

     A. Eligibility in the Plan shall be limited to the following employees of UPS ("eligible employees") provided that such employees have not sold any shares of UPS Common Stock or OPL Common Stock during the preceding 12 months for a reason other than the satisfaction of an immediate and significant financial need:

        Active employees who, on the date on which their respective subscriptions are accepted by UPS and OPL, have been employed by UPS for at least one year.

     B. Notwithstanding the above, inactive employees who otherwise meet the eligibility requirements in Subsection A above may, from time to time, be deemed eligible to participate in the Plan in the sole discretion of the Board or a committee of the Board.

     C. For purposes of this section, the term "immediate and significant financial need" shall mean (i) expenses for medical care previously incurred by the employee, the employee's spouse, or any dependents of the employee or expenses necessary for these persons to obtain medical care; (ii) costs directly related to the purchase of a principal residence for the employee; (iii) payment of tuition, related educational needs, and room and board expenses for the next 12 months of post-secondary education for the employee, or the employee's spouse, children, or dependents; and (iv) payments necessary to prevent the eviction of the employee from his or her principal residence or foreclosure on the mortgage on that residence.

     D. In addition to purchasing Units individually, an employee who is eligible to participate in the Plan may direct a trustee or custodian (an "eligible fiduciary") of his or her self-directed individual retirement account (within the meaning of Section 408(a) of the Internal Revenue Code) to subscribe to Units under this Plan as long as such individual retirement account provides that the eligible fiduciary may purchase and sell only upon the direction of the eligible employee under such account, and the terms of the individual

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retirement account provide that the UPS Common Stock and OPL Common Stock held by the account will not be commingled with other property, including a common trust fund or common investment fund within the meaning of Section 408(a)(5) of the Internal Revenue Code which holds other individual retirement account assets or the assets of employee benefit plans exempt from taxation under Section 401(a) of the Internal Revenue Code. Eligible fiduciaries of individual retirement accounts of eligible employees may subscribe to Units only for individual retirement accounts of such employees. Any eligible fiduciary shall provide such information as UPS and OPL may require to establish such fiduciary's status as such, which may include information regarding the establishment of the individual retirement account and the eligible fiduciary's authority to act in accordance with the instructions of the directing eligible employee. Except as may be provided herein, eligible participants may subscribe to Units only for their own account and not for the account of any other person.

5. LIMITATION ON NUMBER OF UNITS.

     UPS Common Stock and OPL Common Stock held by or acquired by UPS or OPL, as the case may be, are subject to purchase in Units under the Plan. The availability of such Units for purchase under this Plan is subject, however, to the corporate needs of UPS and OPL, as the case may be, for such shares, such as for distributions of shares of UPS Common Stock and/or OPL Common Stock (i) to participants in the UPS Incentive Plan; (ii) to fulfill UPS's obligations under the UPS Stock Option Plan; and (iii) to fulfill subscriptions pursuant to the UPS Managers Stock Plan. Availability of shares of UPS Common Stock by UPS and OPL Common Stock by OPL will be determined by them in their discretion.

6. PURCHASE PRICE; DELIVERY OF SHARES; PAYMENT.

     A. The purchase price for each Unit shall equal the Unit Price. The Unit Price shall change from time to time to reflect changes in the Current Price of either UPS Common Stock or OPL Common Stock.

     B. Payment of the purchase price for Units purchased shall be made either by cash subscription or, subject to legal restrictions in certain states, by payroll deduction subscription, in integral multiples of four Units. In the case of payroll deduction subscriptions, the minimum annual purchase shall be four Units and the maximum shall be 10,000 Units. Only eligible employees, and not eligible fiduciaries, may subscribe by payroll deduction, by delivering a properly completed and fully executed Subscription Agreement and Payroll Deduction Authorization in the form accompanying the Prospectus to which this Plan relates (the "Subscription Agreement and Payroll Deduction Authorization"). In the case of cash subscriptions, an eligible employee (either individually or through his or her eligible fiduciary) may subscribe to the purchase of not less than a total of 20 nor more than 10,000 Units annually by delivering a fully executed subscription agreement in the form accompanying the Prospectus to which this Plan relates (the "Cash Subscription Agreement"), together with a check or money order payable to "First Union National Bank" as Transfer Agent for the aggregate Unit Price of the Units subscribed to. Units must be purchased in integral multiples of four.

     C. All shares of UPS Common Stock shall be subject to the UPS Employees Stock Trust. As a condition to the receipt of UPS Common Stock, the subscriber shall execute and deliver to the Trustee of the UPS Employees Stock Trust a trust deposit agreement in the form used by UPS from time to time. UPS shall then deposit with or deliver to the Trustee the UPS Common Stock so issued to be held by the Trustee in trust for such subscriber's benefit pursuant and subject to the terms of the UPS Employees Stock Trust Agreement. The OPL shares will be deposited with First Union, as Custodian for each subscriber.

7. ACCEPTANCE OF SUBSCRIPTIONS BY UPS AND OPL.

     A. No subscription for the purchase of Units will become binding upon UPS or OPL until it has been accepted by both UPS and OPL. UPS and OPL reserve the right, in the individual discretion of each, to accept or reject any subscription in part or in its entirety.

     B. UPS's and OPL's acceptance of a cash subscription will take place upon the mailing to the subscriber of a notice of acceptance, confirming their acceptance of the subscription, and showing the number and

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Current Prices of the UPS Common Stock and OPL Common Stock sold to the subscriber ("Notice of Acceptance"). Payroll deduction subscriptions will be accepted, if at all, only when UPS and OPL record the purchase on their respective books. The subscriber will be advised of the acceptance of his or her subscription by an account statement or receipt from First Union, as Trustee under the UPS Employees Stock Trust and as Custodian for shares of OPL Common Stock, indicating the number of shares of UPS Common Stock and OPL Common Stock newly allocated to his or her account. The account statement or receipt will be mailed to the subscriber as soon as practicable after the purchase date. UPS and OPL may adopt, in their discretion, and shall communicate to subscribers by means of a Prospectus, rules governing the timing of deductions, the dates for purchases, the rejection of subscriptions and all other matters incident to the subscription for Units by means of payroll deduction.

     C. Neither UPS nor OPL will accept a subscription submitted on a Cash Subscription Agreement until the subscriber's check or money order has been collected. If any check or money order submitted as payment cannot be collected, UPS and OPL may, in their discretion, return the subscription documents or request the subscriber to forward cash or wire funds in the amount of his or her payment.

     D. If a cash subscription is submitted for a number of Units not evenly divisible by four, resulting in a subscription for a fractional number of shares of OPL Common Stock, UPS and OPL may, at their option, (i) reject the subscription in full; (ii) notify the subscriber and allow him or her the opportunity to remit the additional amount to equal the aggregate Unit Price of an integral multiple of four Units; or (iii) fulfill the subscription for the purchase of the maximum number of Units wholly divisible by four for which payment has been received, and refund any excess monies to the subscriber, without interest. Once UPS has accepted a subscription, it will forward the subscription to OPL, for acceptance or rejection. Currently, UPS and OPL intend to reject subscriptions that are not for integral multiples of four Units. In the event that UPS or OPL rejects a subscription, the Cash Subscription Agreement will be returned to the subscriber by UPS or OPL, as the case may be, and the subscription check will be returned to the subscriber by First Union, without interest.

8. NORMAL PROCESSING AND ACCEPTANCE OF SUBSCRIPTIONS.

     A. The process of reviewing cash purchase subscriptions to determine acceptability and the mailing of Notices of Acceptance as provided herein may require up to 15 days after UPS receives the subscription. Eligible employees and eligible fiduciaries whose cash purchase subscriptions for Units are received less than 15 days prior to a change in the Current Price of UPS Common Stock or OPL Common Stock may incur an increase in the Unit Price or in the Current Price of the UPS Common Stock or OPL Common Stock to which they subscribe. Similarly, cash purchase subscriptions for Units received less than 15 days prior to the record date of a dividend on UPS Common Stock or OPL Common Stock may not be processed in time to enable the subscriber to receive the dividend. UPS and OPL shall in no event be liable for any costs or damages to such subscriber due to such changes in price or the failure to receive such dividends.

     B. The process of reviewing payroll deduction subscriptions to determine acceptability, and arranging the deduction of the Unit Price and any adjustments thereto from paychecks normally requires up to 30 days. A Subscription Agreement and Payroll Deduction Authorization providing for the quarterly subscription to Units will, if otherwise acceptable, be effected beginning in the month following its receipt by UPS. Payroll deduction subscriptions to Units to be paid for by deductions from payments other than regular pay checks, if otherwise acceptable, will be effected subject to timing requirements established by UPS and communicated to subscribers (whether pursuant to a Prospectus or otherwise).

9. DELAYED ACCEPTANCE OF SUBSCRIPTIONS.

     A. If a delay in the ability of UPS and/or OPL to accept subscriptions within the normal processing period arises due to a determination by UPS or OPL, in their discretion, that there are not a sufficient number of shares of UPS Common Stock and/or OPL Common Stock available to satisfy all subscriptions for Units which UPS and OPL have accepted or which they anticipate accepting in any period, UPS and OPL will fill subscriptions for Units as such subscriptions are received in accordance with the election provided in Subsections B or C below.

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     B. Subscribers shall be given the opportunity to elect on the Cash
Subscription Agreement one of the following choices to be effective in the event that UPS or OPL makes a determination that there are not enough shares to satisfy such subscription:

          1. To allow UPS and OPL to substitute for such unavailable UPS or OPL shares, as many available shares as possible having a value equal to or less than the value of the unavailable shares and return to the subscriber any amount, without interest, of the subscription relating to any fractional amount of available shares that would result from such substitution;

          2. To allow UPS and OPL to fill his/her subscription for Units with the available shares allocable to such Units and return to the subscriber the amount, without interest, of the subscription allocable to the unavailable shares; or

          3. To require UPS and OPL to cancel his/her Cash Subscription Agreement and return his/her check or money order, without interest.

     If no election is made on a Subscription Agreement, UPS and OPL will reject the Subscription Agreement as provided in Subsection D.

     C. Subscribers by means of payroll deductions shall be given the opportunity to elect on the Subscription Agreement and Payroll Deduction Authorization one of the following choices to be effective in the event that UPS or OPL makes a determination that there are not enough shares to satisfy such subscription:

          1. To allow UPS and OPL to substitute for such unavailable UPS or OPL shares, as many available shares as possible having a value equal to or less than the value of the unavailable shares;

          2. To allow UPS and OPL to fill his/her subscription for Units with the available shares allocable to such Units; or

          3. To require UPS to suspend the subscriber's participation in the payroll deduction plan until such quarter as there are sufficient Units available to satisfy his/her subscription.

     If no election is made on a payroll deduction subscription agreement, UPS and OPL will reject the subscription agreement. If a subscriber by means of payroll deduction makes one of the elections described above, any funds deducted from his or her pay checks or other items and not used to purchase Units or available shares will be held by UPS, without interest, until the earlier of:
(1) investment in Units or available shares, as described above, or (2) such subscriber requests in writing that such funds be returned, without interest, to him or her.

     D. UPS and OPL reserve the right to determine the acceptability of individual subscriptions. If a subscription is rejected by UPS or OPL or withdrawn by the subscriber, the subscription price will be returned to the subscriber without interest. If the subscription is delayed due to questions as to the acceptability of an individual subscription but is ultimately accepted, the UPS Common Stock will be delivered to First Union as Trustee under the UPS Employees Stock Trust and the OPL Common Stock will be delivered to First Union as Custodian for OPL Common Stock, as described herein. In no event will interest be paid on account of such subscription payment.

10. EFFECTS OF CHANGES IN CURRENT PRICES OR DIVIDENDS ON UNACCEPTED
    SUBSCRIPTIONS.

     A. Units will be sold at the Unit Price in effect when the subscription is accepted by both UPS and OPL. Subscribers who remitted payment with their Cash Subscription Agreement and whose subscriptions have not been accepted by UPS and OPL at the time of an increase in the Current Price of either UPS Common Stock or OPL Common Stock will be notified of the increase, and the individual subscriber may then choose either (i) to withdraw his or her subscription, (ii) to pay the additional amount needed to equal the higher aggregate Unit Price of the Units, or (iii) to reduce to not less than 20 the number of Units subject to the subscription. If the Current Price of UPS Common Stock or OPL Common Stock decreases at any such time, UPS or OPL, as applicable will give notice to subscribers of this fact and afford them the opportunity to withdraw

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their subscription or, in the alternative, either to seek a refund of the amounts not needed to pay the aggregate Unit Price of the Units subscribed to or to increase the number of Units which the subscriber desires to purchase.

     B. In the case of subscriptions for Units to be paid for by means of payroll deductions, UPS will apply the amount authorized to be deducted from regular pay checks or other items to the purchase of the maximum number of Units, in integral multiples of four Units, which such amount will purchase as of the applicable purchase date. With respect to quarterly purchase dates, the excess of the amount deducted over the aggregate Unit Price of the Units purchased will be applied to the aggregate Unit Price of Units to be purchased on the next quarterly purchase date.

     C. Subscribers will not be entitled to receive, and no adjustment will be made on account of, any cash or stock dividend made payable to shareowners of record on a date preceding acceptance of subscriptions (including where subscriptions are accepted on a purchase date). In the event of a distribution characterized by the Board or OPL, as the case may be, as a stock split prior to acceptance of subscriptions which have been received, the price and number of shares subject to the subscription will be adjusted proportionately.

11. REJECTION OF SUBSCRIPTIONS.

     Notwithstanding any provision of this Plan to the contrary, UPS and OPL, in their respective absolute discretion, may accept or reject any subscription until the subscription has been accepted. Upon the rejection of a subscription, UPS will refund to the subscriber, or if applicable will cause First Union to refund to the subscriber, without interest, any monies paid by such subscriber on account of his or her subscription. Subscriptions by payroll deduction are not accepted until UPS and OPL record the purchase of shares on their respective books; hence such subscriptions may be rejected even after payroll deductions have been made.

12. DELIVERY OF THE UNITS FOR THE ACCOUNT OF SUBSCRIBERS UPON ACCEPTANCE.

     A. As soon as practicable after both UPS and OPL have accepted a subscription, (i) UPS will deliver to the Trustee of the UPS Employees Stock Trust, for the benefit of the subscriber, the UPS Common Stock subscribed to by the subscriber and(ii) OPL will deliver to the Custodian of the OPL Common Stock, for the benefit of the subscriber, the OPL Common Stock subscribed to by the subscriber. A receipt for the UPS Common Stock will be sent to subscribers by First Union as Trustee under the UPS Employees Stock Trust, and acknowledgments for the OPL Common Stock will be sent to subscribers by First Union as Custodian for the OPL Common Stock.

     B. The OPL Common Stock will be deposited with First Union as Custodian for each subscriber. First Union will register the shares in its name and will sell or otherwise dispose of the shares upon the subscriber's instruction and in conformity with the restrictions contained in the OPL Bye-Laws. Any cash dividends and other distributions which may be paid on the OPL Common Stock will be promptly remitted by First Union, as Custodian, to the subscriber. Until instructions are received by First Union requesting that the certificates for OPL Common Stock be delivered to a purchaser, First Union will continue to hold such shares, as Custodian for the purchaser.

13. RIGHTS OF UPS TO REPURCHASE UPS COMMON STOCK SOLD PURSUANT TO THE PLAN.

     Pursuant to UPS's Certificate of Incorporation, UPS has the right to purchase all or a portion of the shares of UPS Common Stock which a shareowner seeks to sell or otherwise attempts to transfer for value to a third person at the same price and upon the same terms as the shares are proposed to be sold to the third person. In addition, all of the UPS Common Stock shall be subject to UPS's purchase rights and the restrictions on transferability under the UPS Employees Stock Trust. Any transferee of UPS Common Stock shall hold these shares subject to these rights of purchase by UPS.

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14. RIGHTS OF OPL TO REPURCHASE OPL COMMON STOCK SOLD PURSUANT TO THE PLAN

     OPL's Bye-Laws provide OPL with the right to purchase all or a portion of the shares of OPL Common Stock upon a proposed sale or other attempted transfer for value of those shares, at a price equal to the lesser of the Current Price of the shares proposed to be sold or the proposed sale price. In addition, OPL's Bye-Laws afford OPL the right to purchase OPL Common Stock sold pursuant to the Plan following a shareowner's death, retirement, or other termination of employment with UPS, OPL, or their respective subsidiaries. A legend describing OPL's right of purchase may be placed on the certificates representing the OPL Common Stock. Any transferee of OPL Common Stock shall hold these shares subject to these rights of purchase by OPL.

15. NO SPECIAL EMPLOYMENT RIGHTS.

     Nothing contained in this Plan or any Unit shall confer upon any employee any right with respect to the continuation of his or her employment by UPS or interfere in any way with the right of UPS at any time to terminate such employment or to increase or decrease the compensation of the employee from the rate in existence at the time of the sale of a Unit.

16. AMENDMENT OF THE PLAN; COMBINATIONS AND RECLASSIFICATIONS OF SHARES.

     A. This Plan may at any time or from time to time be modified, amended, supplemented or terminated by the Board or its Executive Committee. UPS reserves the right, in its sole discretion, to change any term or condition of, or terminate in its entirety, this Plan at any time, or from time to time. The interpretation of the terms and conditions of this Plan shall be in the sole discretion of the Board, or any committee of the Board to which the Board has delegated such responsibility, and any such interpretation which may be made by the Board or any such committee from time to time is final and binding upon all offerees and subscribers.

     B. If, at any time or from time to time, there shall be a change in the nature of a share of UPS Common Stock or OPL Common Stock as a result of a combination or reclassification of such shares, a subdivision of such shares characterized by the Board or OPL, as the case may be, as a stock split or stock dividend, or other similar event, then, unless the Board or OPL shall otherwise expressly determine, the number or type of shares of UPS Common Stock or OPL Common Stock comprising a Unit shall automatically be changed and adjusted to reflect such combination, reclassification, subdivision or other event.

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